Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	Aneliya.Crawford@srz.com

May 17, 2019

VIA E-MAIL AND EDGAR

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions
Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	MiMedx Group, Inc. Soliciting Materials filed pursuant to Rule 14a-12 on May 2, 2019 Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George File No. 001-35887

Dear Mr. Duchovny:

On behalf of Parker H. Petit, David J. Furstenberg, and Shawn P. George (collectively, the “Filing Persons”), we are responding to your letter dated May 9, 2019 in connection with the soliciting materials filed pursuant to Rule 14a-12 on May 2, 2019 (the “Soliciting Materials”) with respect to MiMedx Group, Inc. (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1. Please provide us support for your statement that “[e]xecutive management disagreed with [the] decision” to restate its revenues for the years 2012-2016.

In response to the Staff’s Comment, the Filing Persons respectfully direct your attention to the press release issued by the Company on March 1, 2017 (the “Audit Committee Press Release”), in which the headline reads “AUDIT COMMITTEE FINDS NO WRONGDOING BY MIMEDX MANAGEMENT” (capitalization in original). The Audit Committee Press Release details how the “Audit Committee worked closely with independent counsel to conduct an extensive investigation” into claims by two former employees of wrongful termination. Such press release further notes that “The Audit Committee has completed its investigation and confirmed there is no credible evidence of any wrongdoing on behalf of members of MiMedx management… [and the] Audit Committee’s investigation determined that the Company has appropriately recognized revenue and found no credible evidence to indicate that any changes to the Company’s previously issued financial statements are necessary in light of the former employee’s allegations.” Attached hereto as Exhibit A is the Audit Committee Press Release.1

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1 Audit Committee Press Release issued by the Company on March 1, 2017 available at https://www.prnewswire.com/news-releases/mimedx-audit-committee-announces-completion-of-its-investigation-300416510.html.

Mr. Duchovny

May 17, 2019

We further note that the key decision to later restate the Company’s revenues for the years 2012-2016 was based at least in part on a non-accounting, inaccurate document that was received weekly from AvKare related to the FDA requirement for the Company to maintain records on implanted tissues with patients’ names. That document had nothing to do with the accounting system or the way revenues should have been booked, which was governed by written contracts signed by the Company and its customers, or distributors and which generally provided for payment within 45-90 days of receipt of the product pursuant to purchase order- not upon utilization of the product.

2. You state that the announcement of the termination of certain individuals from the company for cause has created a “false impression” that those individuals “committed some kind of malfeasance at the company…” and that “[n]othing could be further from the truth.” Please provide us supplemental support for these statements.

In response to the Staff’s Comment, the Filing Persons respectfully note that the Company and its counsel have made statements characterizing Mr. Petit as “most responsible for the fact that the Company has insufficient financial controls, had to restate its financial statements”.2 However, this is not true and is disproven by the Audit Committee Press Release and narrative above. Further, despite repeated requests by Mr. Petit, the Company has failed and refused to provide any detailed support for its decision to reclassify, almost 90 days after it occurred, Mr. Petit’s resignation to a termination “for cause”.3 This is notwithstanding that the Company has been conducting an investigation for 14 months but has never given Mr. Petit a full and fair opportunity to review the “evidence” and respond to it. The entire process has transpired with no due process given to Mr. Petit.

In addition, the Filing Persons are aware that the SEC and the U.S. Department of Justice (the “DOJ”) are conducting investigations in the Company. Mr. Petit firmly believes that the investigations will ultimately exonerate him from any allegations of malfeasance, which have never had any basis in fact.

3. You state that “If the company’s revenues were accounted for incorrectly, then ultimate responsibility for that shortcoming lies squarely with the Audit Committee…” Please revise your disclosure to clarify why management would not have been responsible for any accounting issues.

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2 See Exhibit C to our letter, dated May 8, 2019 sent to the SEC in response to the SEC’s comment letter, dated April 24, 2019.

3 Mr. Petit resigned as CEO of the Company on June 30, 2018, but they only classified his resignation as termination “for cause” on September 20, 2018. See Form 8-K filed by the Company with the SEC on July 2, 2018 available at https://www.sec.gov/Archives/edgar/data/1376339/000119312518210478/d655278d8k.htm; Form 8-K filed by the Company with the SEC on September 20, 2018 available at https://www.sec.gov/Archives/edgar/data/1376339/000119312518278879/d623644d8k.htm..

Mr. Duchovny

May 17, 2019

In response to the Staff’s Comment, we respectfully note that the basis for the statement is the Charter of the Audit Committee (the “Audit Committee Charter”) of the Company’s Board of Directors (the “Board”), attached hereto as Exhibit B. It describes the duties and responsibilities of the Audit Committee and expressly provides that it is the Audit’s Committee’s “duty to oversee the Company’s accounting and financial reporting processes of the Company and the audits of the Company’s financial statements and internal control over financial reporting.”

To accomplish this duty, the Audit Committee Charter details the following activities, among a list of 22 activities, as failing within the Audit’s Committee’s “scope of responsibility”:

•	Oversee and monitor the activities of Company management and outside auditors with respect to the Company’s accounting and financial reporting processes;
•	Take direct responsibility for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing audit reports or performing other audit, review or attest services and ensure that each such registered public accounting firm reports directly to the Audit Committee;
•	Review the proposed scope and plan of the annual audits of the financial statements and internal control over financial reporting;
•	Review and discuss with management and the Company’s auditors the Company’s annual audited financial statements, quarterly financial statements and any Company financial statements contained in other periodic reports filed with the SEC;
•	Review with management, before release, the Company’s audited financial statements and Management’s Discussion and Analysis included in the Company’s Annual Report on Form 10-K and recommend to the Board whether the audited financial statements should be included in the Company’s Annual Report on Form 10-K;

We further note, to accomplish this task, the Audit Committee Charter provided the Audit Committee with “unrestricted access to all internal and external Company information and to any officer, director, or employee of the Company.”

Given that the Audit Committee has unrestricted access to all Company information and the foregoing list of responsibilities delegated to the Audit Committee including the responsibility to “oversee and monitor the activities of Company management” and “take direct responsibility for the appointment […] and oversight of the work of any registered public accounting firm engaged”, this demonstrates that “if the company’s revenues were accounted for incorrectly, then ultimate responsibility for that shortcoming lies squarely with the Audit Committee.”

4. Please provide support for your assertions about Mr. Dewberry’s ongoing training about GAAP, SEC interpretations of GAAP rules and their impact on the company’s accounting practices.

In response to the Staff’s Comment, we respectfully note that the Audit Committee Charter provides that “at least one member of the Audit Committee must be, as determined by the Board, an ‘audit committee financial expert’ as such term is defined in the SEC rules and regulations.”

Mr. Duchovny

May 17, 2019

As stated in the Company’s most recent proxy statement, Mr. Dewberry is an “‘audit committee financial expert’ within the meaning of Item 407(d)(5)(ii) of Securities and Exchange Commission (‘SEC’) Regulation S-K.”4 The Audit Committee, which included Mr. Dewberry, “held seven meetings during the year ended December 21, 2016”, in which the Audit Committee, with Dewberry as Chair, did among other things:

•	“Oversees the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements;
•	Reviews the Company’s financial statements with management and the Company’s outside auditors, and recommends to the Board of Directors whether the audited financial statements should be included in the Company’s Annual Report on Form 10-K;
•	Takes responsibility for the appointment, compensation, retention, and oversight of the work of the Company’s outside auditors and recommends their selection and engagement;
•	Ensures that the outside auditors report directly to the Audit Committee;”

Although the Audit Committee, including Mr. Dewberry as its financial expert, had found “NO WRONGDOING BY MIMEDX MANAGEMENT” when the Company issued the Audit Committee Press Release on March 1, 2017,5 Mr. Dewberry and rest of the Audit Committee are now claiming otherwise. In the May 2, 2019 Soliciting Materials, the Filing Persons noted that “Mr. Dewberry did not keep himself, the Audit Committee or management informed about SEC’s interpretation of relatively new GAAP revenue-recognition rules, such as SAB 13, and their potential impact on MiMedx’s accounting practices.” Mr. Petit knows this to be true because he was Chairman and CEO at that time and Mr. Dewberry never so informed Mr. Petit, or anyone else to Mr. Petit’s knowledge that any different accounting treatment was required or advisable. As such, if there were any issues with the way that management was recognizing revenue from 2012-2016, the Audit Committee’s financial expert, Mr. Dewberry, should have recognized this issue and brought it to management’s attention. However, that was not the case. Instead, the “Audit Committee’s investigation determined that the Company has appropriately recognized revenue and found no credible evidence to indicate that any changes to the Company’s previously issued financial statements are necessary.”6

5. Please provide us supplemental support for your assertion that “Management proactively informed the Audit Committee on a regular basis about the timing and quantity of distributor orders, accounts receivable and its aging or DSOs.”

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4 See Proxy Statement filed on Form DEF 14A filed by the Company with the SEC on April 13, 2017 available at https://www.sec.gov/Archives/edgar/data/1376339/000137633917000062/mdxg-20170413xdef14a.htm; Mr. Dewberry is still characterized as a “financial expert” on the Company’s committee composition page available at https://mimedx.gcs-web.com/corporate-governance/committee-composition.

5 See supra note 1.

6 See supra note 1.

Mr. Duchovny

May 17, 2019

In response to the Staff’s Comment, we respectfully note that management, which included Mr. Petit at the time, met routinely with the Audit Committee towards the end of each quarter and went through all those questions. All the questions were answered truthfully, and all information that was deemed necessary was reviewed. This was standard practice while Mr. Petit was running the Company. In addition to such private meetings with the Audit Committee, we note that management also made public statements in quarterly earnings reports including the foregoing issues.7 In the section titled “Management Commentary on Results”, management, including Mr. Petit, provided information on the financial state of the Company, including reports on the financial health of the Company and provided a quantitative assessment of key performance metrics, such as GAAP Earning, Liquidity, Cash Flow, Revenue Breakdowns and forward looking outlooks.8

6. Please provide us supplemental support for your assertion that Cherry Bekaert issued unqualified audit reports on MiMedx’s financial statements and its systems of internal controls over financial reporting.

In response to the Staff’s Comment, the Filing Persons note that for every fiscal year from 2012 – 2016, Cherry Bekaert provided unqualified audit reports on the Company’s financial statements. Below are the statements for each of those fiscal years from each applicable Form 10-K:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity, and cash flows of MiMedx Group, Inc., and our report dated March 1, 2017, expressed an unqualified opinion.9

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MiMedx Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 and the related consolidated financial statement schedules as of December 31, 2015, 2014 and 2013, and our report dated February 29, 2016 expressed an unqualified opinion.10

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7 See e.g. Exhibit 99.1 to Form 8-Ks filed by the Company with the SEC on April 28, 2017, February 23, 2017, October 27, 2016, July 26, 2016, April 26, 2016, February 23, 2016, October 29, 2015, July 29, 2014, April 25, 2014 and February 26, 2014.

8 See generally, Exhibit 99.1 on Form 8-Ks filed by the Company with the SEC on April 28, 2017, February 23, 2016 and October 27, 2016.

9 Form 10-K filed by the Company with the SEC on March 1, 2017 available at

https://www.sec.gov/Archives/edgar/data/1376339/000137633917000042/mdxg-20161231x10k.htm.

10 Form 10-K/A filed with the SEC on February 22, 2017 available at https://www.sec.gov/Archives/edgar/data/1376339/000137633917000018/mdxg-20151231x10ka.htm.

Mr. Duchovny

May 17, 2019

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MiMedx Group, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 and the related consolidated financial statement schedules as of December 31, 2014, 2013 and 2012, and our report dated March 13, 2015 expressed an unqualified opinion.11

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of MiMedx Group, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2013, 2012 and 2011, and our report dated March 4, 2014 expressed an unqualified opinion.12

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of MiMedx Group, Inc., and our report dated March 15, 2013 expressed an unqualified opinion.13

In addition, for every fiscal year from 2012 – 2015, Cherry Bekaert found no material weaknesses in the Company’s systems of internal control over financial reporting. In the fiscal year ended December 31, 2016, Cherry Bekaert found a material weakness in the internal controls, but such weakness related to management not having “adequate supervision and review of certain technical tax accounting performed by a third party tax specialist in 2016”14, not to any alleged revenue-recognition issues.15

Below are the statements for each of those fiscal years from each applicable Form 10-K:

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the design of the Company’s controls over the tax accounting related to an overstatement of an excess tax benefit which if undetected would have resulted in an understatement of income taxes payable. Specifically, management did not have adequate supervision and review of certain technical tax accounting performed by a third party tax specialist in 2016.

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11 Form 10-K filed by the Company with the SEC on March 13, 2015 available at

https://www.sec.gov/Archives/edgar/data/1376339/000137633915000040/mdxg-20141231x10k.htm.

12 See Form 10-K filed by the Company with the SEC on March 4, 2014 available at

https://www.sec.gov/Archives/edgar/data/1376339/000137633914000005/mdxg-20131231x10k.htm.

13 See Form 10-K filed by the Company with the SEC on March 15, 2013 available at

https://www.sec.gov/Archives/edgar/data/1376339/000114036113012765/form10k.htm.

14 See supra note 9.

15 As noted previously, the Audit Committee Press Release issued on March 1, 2017 stated that “The Audit Committee’s investigation determined that the Company has appropriately recognized revenue and found no credible evidence to indicate that any changes to the Company’s previously issued financial statements are necessary”. See supra note 1.

Mr. Duchovny

May 17, 2019

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 financial statements, and this report does not affect our report dated March 1, 2017, on those financial statements. . . . In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MiMedx Group, Inc. has not maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).16

In our opinion, MiMedx Group, Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).17

In our opinion, MiMedx Group, Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).18

In our opinion, MiMedx Group, Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).19

In our opinion, MiMedx Group, Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).20

7. Refer to your disclosure that “there was a publication of an email written by one or more persons falsely claiming to be an anonymous MiMedx employee” (emphasis in original). Please provide support for your assertion that the author of the referenced email “falsely” claimed to be a company employee.

In response to the Staff’s Comment, we respectfully direct your attention to the fabricated email attached hereto as Exhibit C. This email showed a very lengthy and disjointed diatribe about numerous issues with the Company. This anonymous sender claimed to be an employee of the Company. However, Mr. Petit recognized that there were so many factual mistakes that it was obvious the person was not familiar with the Company because of the numerous mistakes. This was reviewed by the Board, and they came to the same conclusion as management.

While Mr. Petit was the CEO and Chairman of the Board, these short selling issues arose. As such, On January 3, 2018, Mr. Petit wrote a letter (the “SEC Cohodes Letter”) in his capacities as CEO and Chairman of the Board to Jay Clayton, the Chairman of the SEC, to notify him of this and many other issues. Attached hereto as Exhibit D is the SEC Cohodes Letter. Reproduced below are the relevant paragraphs:

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16 See supra note 9.

17 See supra note 10.

18 See supra note 11.

19 See supra note 12.

20 See supra note 13.

Mr. Duchovny

May 17, 2019

As an example, we believe Cohodes and his group fabricated a fraudulent email supposedly from one of our current employees. This lengthy email had all types of allegations about corporate malfeasance. For a number of reasons, our Board of Directors and Management have concluded this is a fraudulent document. This document was sent to numerous publications including the Wall Street Journal, the New York Times and others, to many of our competitors, and to numerous law firms. Notably, the email was never sent to anyone at MiMedx. (emphasis in original)

In addition, we believe this group opened an email account with my name on it, so that it would appear to recipients that I was sending emails when in fact I was not. They started communicating with one of our Wall Street Analysts. He became suspicious and contacted the Company to bring this to our attention.

Given that Mr. Petit wrote this letter to Mr. Clayton in his capacities as CEO and Chairman of the Board, we respectfully maintain that such evidence supports the statement that such emails were written by one or more persons that were falsely claiming to be an anonymous employee of the Company.

8. Please provide us support for your assertion that Mr. Cohodes conducted an “illegal short-and-distort campaign…”

In response to the Staff’s Comment, we respectfully note that Mr. Petit stated his “belief of illegal short selling comes from [his] meeting with federal regulators that included Bill Taylor and Lexi Haden, General Counsel.” (emphasis in original). In connection with these interactions, Mr. Petit wrote the SEC Cohodes Letter, as referenced above in response to Question #7 and attached hereto as Exhibit D. Mr. Petit, in his capacities as CEO and Chairman of the Board wished “to highlight a number of significant issues that have developed around the illegal short selling of MiMedx Group (NASDAQ: MDXG) as well as numerous other companies by a group of hedge fund and individuals that are led by Marc Cohodes.” (emphasis in original). Reproduced below are certain paragraphs to illustrate the short-and-distort campaign:

MiMedx has become the “Poster Child” for Cohodes’ recent activities here in the U.S. All of these Illegal “Short and Distort” activities are taking place every week. It is so evident how they plan their catalytic publication and their follow-up market entry and manipulation on days when they know we will be releasing positive news and results. [. . .]

As an example, we believe Cohodes and his group fabricated a fraudulent email supposedly from one of our current employees. This lengthy email had all types of allegations about corporate malfeasance. For a number of reasons, our Board of Directors and Management have concluded this is a fraudulent document. This document was sent to numerous publications including the Wall Street Journal, the New York Times and others, to many of our competitors, and to numerous law firms. Notably, the email was never sent to anyone at MiMedx.

In addition, we believe this group opened an email account with my name on it, so that it would appear to recipients that I was sending emails when in fact I was not. They started communicating with one of our Wall Street Analysts. He became suspicious and contacted the Company to bring this to our attention.

Mr. Duchovny

May 17, 2019

It is my understanding, based on social media posts from Cohodes, that law enforcement representatives, possibly the FBI, recently called on Cohodes presumably because of his threats against my life. While he has never admitted specifically who they were, he is calling them MiMedx “Goons”21 [. . .]

Collaborating with the intent to manipulate, impersonating corporate executives and front running are all illegal activities . . . use[d] to manipulate a stock’s price during a “short and distort” campaign.

MiMedx submitted to the SEC information about securities law violations by Mr. Cohodes via the SEC’s Tip, Complaint and Referral system, on Form TCR on November 22, 2017. MiMedx submitted information that Mr. Cohodes was acting in concert with other persons known and unknown, and has engaged in an illegal “short and distort” campaign to manipulate MiMedx stock for his own personal benefit. MiMedx alleged that in so doing, he has violated the laws that prohibit market manipulation, including but not limited to, Section 17(a) of the Securities Act of 1933 (“Securities Act”), Section 17(b) of the Securities Act, Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 thereunder, and Section 9(a) of the Exchange Act. In addition to market manipulation, MiMedx alleged that Mr. Cohodes, in concert other persons known and unknown, has disseminated false or misleading statements via social media and other media in regard to MiMedx stock, a publicly traded security, without property disclosing his extensive short sale positions in those securities. MiMedx contends these activities violate the federal securities laws’ anti-touting provision, Section 17(b) of the Securities Act. MiMedx also noted that Mr. Cohodes’ conduct further suggests evidence of securities fraud, including, but not limited to, violations of Section l0(b), Rule l0b-5, Wire Fraud, Mail Fraud, and Securities Act Section 17(a).

As further support for such statements, the Company itself issued a press release on February 27, 2018 to address the illegal short selling, which included Marc Cohodes. Attached hereto as Exhibit E is such article.22 Relevant paragraphs are reproduced below:

The public should be well aware that the Company has been under a concerted, illegal short selling attack since September. This group of illegal short sellers, which the Company believes includes Marc Cohodes, Aurelius Value, Viceroy Research, and other numerous hedge funds and individuals, has publicized a continuous stream of misinformation and lies about numerous aspects of the Company’s business.

The Company has made numerous public disclosures about illegal short selling and the lack of reliability of these allegations because of the individuals involved.

The situation is complicated by the fact that the Company has terminated certain employees for cause over the last 15 months. The Company believes certain of these employees are retaliating by acting in concert with this group of short sellers to distort information and negatively impact the Company’s stock price.

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21 We note the following tweets made by Mr. Cohodes where he references “goons” sent by the Company:

Marc Cohodes (@AlderLaneeggs) Twitter (Nov. 1, 2017, 11:34 AM), https://twitter.com/AlderLaneeggs/status/925793225633402880; Marc Cohodes (@AlderLaneeggs) Twitter (Dec. 5, 2017, 12:41 PM), https://twitter.com/AlderLaneeggs/status/938146329074728961; Marc Cohodes (@AlderLaneeggs) Twitter (Dec. 13, 2017, 8:10 AM), https://twitter.com/AlderLaneeggs/status/940977346340777985.

22 Press Release issued by the Company on February 27, 2018 available at

https://www.prnewswire.com/news-releases/mimedx-responds-to-bloomberg-article-300605029.html.

Mr. Duchovny

May 17, 2019

9. Please provide us support for your stated belief that the audit committee “has been advised that the ‘standard playbook’ for boards of directors seeking to placate government investigators is to conduct an internal investigation, identify individual ‘wrongdoers,’ dismiss them, enact other ‘remedial’ measures, and then declare that there is nothing more the government needs to do.”

In response to the Staff’s Comment, we respectfully direct the Staff’s attention to the below sources of the “standard playbook” that Mr. Petit believes the Audit Committee has been advised to follow.

The Harvard Law School Forum on Corporate Governance and Financial Regulation, which styles itself as “the top online resource for discourse on corporate governance”23 provides a post titled “Internal Investigations Special Committees Resource”.24 Such post provides “best practices” in scenarios in which companies are “undertaking internal investigations in an effort to uncover and remediate corporate wrongdoing”, including in cases were a “company has made a significant accounting restatement” and the investigation is run by the Audit Committee. The resource notes that “the best practices that should be employed in the context of an audit committee investigation are similar to those that apply in a special committee investigation.”25 This resource then details the steps and actions necessary for the investigation, beginning with forming the committee and experts needed to reviewing the report and making conclusions.26 Such resource notes that a common trigger for special committee internal investigations are investigations by government agencies.27 The resource also advises that the special committee includes a written report that “[s]hows in instances where the committee and committee counsel identified wrongdoing, that the company undertook an internal investigation and has begun to implement remedial measures”28 and “[d]epending on the committee’s authority, it can either recommend or implement disciplinary action against the implicated employees and other remedial actions, such as: … Terminating the employees that engaged in the misconduct.”29 It also notes that “[v]oluntary disclosure might be advantageous [to the government or regulators], particularly where extensive misconduct occurred or the company qualifies for leniency under the DOJ’s leniency program”.30

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23 See “About the HLS Forum on Corporate Governance and Financial Regulation” available at https://corpgov.law.harvard.edu/about/.

24 Gregory A. Markel and Heather E. Murray, Internal Investigations Special Committees Resource, Harvard Law School Forum on Corporate Governance and Financial Regulation, (July 6, 2017) available at

https://corpgov.law.harvard.edu/2017/07/06/internal-investigations-special-committees-resource/.

25 Id.

26 See, Id.

27 See, Id.

28 Id.

29 Id.

30 Id.

See also, Peter J. Henning and Scott W. Mackay, Responding to Department of Justice Investigations, Portfolio 5515 -2d, B. Benefits of Internal Investigations (BNA) at 1-2 available at https://www.bloomberglaw.com/document/X3APLA18?bc=W1siUmVzZWFyY2ggVHJhaWwiLCIvcmVzZWFyY2hfdHJhaWwvcmVzdWx0cy82ZDZlYjBjZTcxOTRmZTc1NmU2ZmY4ZTAyNDk5NTRjYyJdXQ--7fb0a0e1afa423791575faaab832173605f3c827 (“Internal investigations are less disruptive and less costly than responding to a government investigation and in some instances may be effective in convincing the government not to pursue its own investigation… The need for an internal investigation is particularly important when the company is notified that there is a government probe about which it was previously unaware.”)

Mr. Duchovny

May 17, 2019

We further note that articles published by Thomson Reuters and the law firm, Mayer, Brown, Rowe & Maw, provide additional support for such claims. In the Thomson Reuters article “What to do when your company is the subject of a government investigation”, it notes that companies under investigation “may wish to conduct [their] own internal investigation. There are several reasons to conduct such an investigation, including: … “remediating potential fines by showing the government you’re taking action yourself.”31 The law firm’s report, titled “Current Issues in Internal Corporate Investigations”, provides additional support for the claim that enacting remedial measures, such as terminating employees, can help alleviate governmental investigative pressures.32

Mr. Petit believes the standard playbook described in these articles is what took place. The Board, in seeking to placate government investigators, conducted an internal investigation, identified alleged individual “wrongdoers,” terminated them and enacted other “remedial” measures, and then declared that these issues are being resolved internally.33

10. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. Please provide support for the following disclosure:

•	“The Audit Committee’s desire to protect itself overwhelmed its business judgment and led it to recommend actions that were unwarranted, unnecessary, made no business sense, and badly damaged the Company. The Committee’s decision was also self-interested inasmuch as it created opportunities for certain committee members and other managers to take on elevated roles.”

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31 Sterling Miller, What to do when your company is the subject of a government investigation, Thomson Reuters, available at https://legal.thomsonreuters.com/en/insights/articles/how-to-handle-a-government-investigation.

32 See, Mayer, Brown, Rowe, & Maw LLP, Current Issues in Internal Corporate Investigations, available at

https://www.mayerbrown.com/-/media/files/perspectives-events/publications/2005/11/current-issues-in-internal-corporate-investigation/files/article/fileattachment/article.pdf (“Sec. Exch. Comm’n v. Ahold (October 13, 2004), ‘[t]he Commission [ ] did not seek a penalty from Ahold, among other reasons, because of the company’s extensive cooperation with the Commission’s investigation…including, but not limited to,…terminating employees responsible for the wrongdoing.’”)

33 For example, the Company recently stated that it “is implementing corrective processes to define, remediate, and enhance internal procedures for business health and sustainability. The new management team has effected the implementation of procedures for enhanced and improved business and selling controls. [. . .] MiMedx previously disclosed investigations by the SEC and the U.S. Department of Justice (DOJ) related to, among other things, the Company’s financial reporting. These remain ongoing. [. . . .] The Company continues to cooperate with these agencies.” See Exhibit 99.1 to Form 8-K filed by the Company with the SEC on April 11, 2019, available at

https://www.sec.gov/Archives/edgar/data/1376339/000119312519103902/d728784dex991.htm.

Mr. Duchovny

May 17, 2019

In response to the Staff’s Comment, we respectfully note our responses to Questions #1 through #5 and #9 as support for such statements. In particular, after the Audit Committee had investigated management for any potential revenue recognition issues and found none, as disclosed in the Audit Committee Press Release, Ernst & Young was subsequently hired to audit the financial statements already reviewed and approved previously by the Audit Committee.34 As a result, instead of defending their earlier work and conclusions, the Audit Committee members took a defensive approach to their actions and blamed management for any shortcomings.

•	“Also, executive management believes that the development and acceptance of the KPMG ‘opinion’ on restatement was pushed by the Audit Committee for their own personal reasons in June, 2018. Very specifically, to deflect any concerns over revenue recognition to executive management rather than the Audit Committee. Once that recommendation was accepted by the Board, then they could point to ‘for cause’ terminations of certain financial managers and later executive management. Thus, a ‘takeover’ began of the Board and Company by a few inexperienced Board members using the investigation as a manipulative tool. The subsequent business decisions have been disastrous and very damaging to the Company and its shareholders.”

In response to the Staff’s Comment, we respectfully note our responses to Questions #1 through #5 and #9 as support for such statements. We also note the following business decisions which have been “disastrous and very damaging to the Company and its shareholders.”

1.	From the date that Mr. Petit resigned from the Board (announced on September 20, 2018)[35] to April 10, 2019 (prior to the Filing Persons’ issuing their press release disclosing their nomination of nominees for the upcoming annual meeting of shareholders), the Company’s stock price has dropped by over 60%;[36]
2.	The Company being delisted from NASDAQ;[37]
3.	The firing of 24% of its employees;[38] and
4.	Ernst & Young LLP resigning from its engagement to audit the Company’s financial statements.[39]

_______________________________

34 See Form 8-K filed by the Company with the SEC on August 10, 2017, available at

https://www.sec.gov/Archives/edgar/data/1376339/000137633917000119/a8-k081017document.htm.

35 See Form 8-K filed by the Company with the SEC on September 20, 2018, available at

https://www.sec.gov/Archives/edgar/data/1376339/000119312518278879/d623644d8k.htm.

36 The stock price at closing on April 10, 2019 was $3.90, and the closing stock price on September 20, 2018 was $6.20. Source: MarketWatch, Inc., available at https://www.marketwatch.com/investing/stock/MDXG/historical

37 See Form 25 filed by NASDAQ with the SEC on February 26, 2019, available at

https://www.sec.gov/Archives/edgar/data/1354457/000135445719000094/xslF25X02/primary_doc.xml.

38 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on December 6, 2019, available at

https://www.sec.gov/Archives/edgar/data/1376339/000119312518342875/0001193125-18-342875-index.htm.

39 See press release issued by the Company on December 5, 2018 available at

https://mimedx.gcs-web.com/news-releases/news-release-details/mimedx-announces-resignation-outside-auditor.

Mr. Duchovny

May 17, 2019

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya S. Crawford
Aneliya S. Crawford

EXHIBIT A

Audit Committee Press Release

[See attached]

5/11/2019 MiMedx Audit Committee Announces Completion Of Its Investigation

MiMedx Audit Committee Announces Completion Of Its Investigation

AUDIT COMMITTEE FINDS NO WRONGDOING BY MIMEDX MANAGEMENT

NEWS PROVIDED BY
MiMedx Group, Inc. ➞
Mar 01, 2017, 17:44 ET

MARIETTA, Ga., March 1, 2017 /PRNewswire/ -- MiMedx Group, Inc. (NASDAQ: MDXG), the leading regenerative medicine company utilizing human placental tissue allografts and patent-protected processes to develop and market advanced products and therapies for the Wound Care, Surgical, Orthopedic, Spine, Sports Medicine, Ophthalmic, and Dental sectors of healthcare, announced today that the Audit Committee of its Board of Directors has completed its investigation and found no merit regarding allegations of wrongdoing that were made by two former employees against the Company.

As previously disclosed, the Company terminated two employees in December 2016 when it was discovered that the employees were selling products for other companies, some of which were competitive with the Company's products, in violation of their contractual and common law duties to MiMedx. Following their terminations, MiMedx filed suit against these employees, and the employees in turn filed a wrongful termination suit against MiMedx asserting various allegations. Subsequently, the former employees dismissed their lawsuit and then brought wrongful terminations claims in different venues where the Company has filed suits against them.

The Audit Committee worked closely with independent counsel to conduct an extensive investigation into the claims alleged by these former employees. The Audit Committee has completed its investigation and confirmed there is no credible evidence of any wrongdoing on behalf of members of MiMedx management. The lawsuits with these former employees are ongoing and management continues to believe that the employees' legal claims and accompanying allegations are without merit.

The Audit Committee's findings have been submitted to and approved by the Company's Board of Directors. The Audit Committee's investigation determined that the Company has appropriately recognized revenue and found no credible evidence to indicate that any changes to the Company's previously issued financial statements are necessary in light of the former employees' allegations.

About MiMedx

MiMedx® is an integrated developer, processor and marketer of patent protected and proprietary regenerative biomaterial products and bioimplants processed from human amniotic membrane and other human birth tissues, such as amniotic fluid, umbilical cord and placental collagen, and human skin and bone. "***Innovations in Regenerative Biomaterials"*** is the framework behind our mission to give physicians products and tissues to help the body heal itself. We process the human amniotic membrane utilizing our proprietary PURION® Process, to produce a safe and effective implant. MiMedx proprietary processing methodology employs aseptic processing techniques in addition to terminal sterilization. MiMedx is the leading supplier of amniotic tissue, having supplied over 700,000 allografts to date for application in the Wound Care, Burn, Surgical, Orthopedic, Spine, Sports Medicine, Ophthalmic and Dental sectors of healthcare.

Safe Harbor Statement

This press release includes statements that look forward in time or that express management's beliefs, expectations or hopes. Such statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company's beliefs regarding the validity of the employees' claims. These statements are based on current information and belief, and are not guarantees of future performance. Among the risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements include the normal risks of litigation, and the risk factors detailed from time to time in the Company's periodic Securities and Exchange Commission filings, including, without limitation, its 10-K filing for the fiscal year ended December 31, 2016, and its most recent Form 10Q filing. By making these forward-looking statements, the Company does not undertake to update them in any manner except as may be required by the Company's disclosure obligations in filings it makes with the Securities and Exchange Commission under the federal securities laws.

SOURCE MiMedx Group, Inc.

Related Links

http://www.mimedx.com

EXHIBIT B

Audit Committee Charter

[See attached.]

CHARTER OF THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS
OF
MIMEDX GROUP, INC.

Recitals.

This Charter (this "Charter") describes the duties and responsibilities of the audit committee (the "Audit Committee") of MiMedx Group, Inc. (the "Company") and grants the Audit Committee the authority necessary to perform its oversight responsibility.

Charter.

1. Purpose of the Audit Committee. The purpose of the Audit Committee is to assist the Company's Board of Directors (the "Board") in its duty to oversee the Company's accounting and financial reporting processes of the Company and the audits of the Company's financial statements and internal control over financial reporting.

2. Qualifications of Audit Committee Members. The Audit Committee shall consist of not less than three members of the Board, each of whom shall, as determined by the Board, (a) meet the independence and experience requirements under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and the rules and regulations, as applicable, of the NASDAQ Stock Market or any other exchange on which the Company's stock is listed unless an exemption from the requirement to meet such rule or regulation applies; (b) not have participated in the preparation of financial statements of the Company or any current subsidiary of the Company at any time during the past three years; (c) be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement; and (d) be free of any relationship that, in the opinion of the Board, would interfere with the member's independent judgment. At least one member of the Audit Committee shall have, in the judgment of the Board, (i) past employment experience in finance or accounting; (ii) requisite professional certification in accounting; or (iii) any other comparable experience or background that results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. In addition, at least one member of the Audit Committee must be, as determined by the Board, an "audit committee financial expert" as such term is defined in the SEC rules and regulations. Audit Committee members shall be appointed by and serve at the pleasure of the Board.

3. Scope of Responsibility of the Audit Committee. The scope of responsibility of the Audit Committee shall include the activities outlined below. These activities should serve as a guide with the understanding that the Audit Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate to carry out the purpose of the Audit Committee outlined in Paragraph 1 of this Charter in light of changing business, legislative, regulatory, legal, or other conditions. The Audit Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Audit Committee outlined in Paragraph 1 of this Charter. Subject to the foregoing, the Audit Committee shall:

(c) Pre-approve audit and non-audit services provided to the Company by the Company's outside auditors either (i) before the auditors are engaged by the Company for such services or (ii) pursuant to any pre-approval policies and procedures established by the Audit Committee, provided that the Audit Committee is informed of each specific service;

(e) Direct the Company's outside auditors to review the Company's interim financial statements included in Quarterly Reports on Form 10-Q prior to the filing of such reports with the SEC;

(h) Review and discuss with the Company's outside auditors the Company's audited financial statements and audit findings and discuss with the outside auditors those matters required to be discussed by applicable requirements as may be imposed by the Public Company Accounting Oversight Board ("PCAOB");

(i) Ensure the receipt from the Company's outside auditors of a formal written statement delineating all relationships between the outside auditor and the Company in accordance with applicable requirements of the PCAOB and actively engage in a dialogue with the outside auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors;

(j) Take appropriate action to oversee the independence of the outside auditors;

(k) Review with the Company's outside auditors and management the adequacy of the Company's internal financial controls and reporting systems;

(l) Review the outside auditors' management letter (if any) and consider any comments made by the outside auditors with respect to improvements in the internal accounting controls of the Company, consider any corrective action recommended by the outside auditors, and review any corrective action taken by management;

(m) Review and discuss with the Company's external auditors (1) all critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the auditors; and (3) other material written communications between the auditors and management;

(n) Provide a report in the Company's annual report on Form 10-K or proxy statement as required by SEC regulations;

(o) Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(p) Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(q) Review and pre-approve related party transactions with Section 16 reporting persons for potential conflicts of interest; review and approve related party transactions with any other related party;

(r) Review any pre-approve requests for waivers of compliance with the Company's Code of Business Conduct and Ethics;

(s) Conduct an annual review of the Audit Committee's performance, annually review and reassess the adequacy of this Charter and make recommendations to the Board with respect to any changes in this Charter;

(t) Provide a summary verbal report of Audit Committee activity since the last meeting of the Board at each regular meeting of the Board;

(u) Establish and review reporting procedures for accounting matters; and

(v) Review compliance, information security, and risk assessment reports from management.

4. Access to Information. In order to perform its obligations, the Audit Committee shall have unrestricted access to all internal and external Company information and to any officer, director, or employee of the Company.

5. Employee Access to Audit Committee. Any person employed by the Company and any of the Company's independent contractors shall have access to the Audit Committee, pursuant to procedures adopted by the Audit Committee, to report any matter such person believes would be of interest to the Audit Committee or of general concern to the Audit Committee or the Board. Contacting a member of the Audit Committee to report any irregularity, questionable activity, or other matter shall not subject the person making the report to discipline.

6. Delegation. The Audit Committee may delegate to one or more designated members of the Audit Committee who are independent directors of the Board the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings. As to other matters, the Audit Committee may delegate its authority to subcommittees or the Chair of the Audit Committee when it deems appropriate and in the best interest of the Company.

7. Frequency of Meetings.

(a) The Audit Committee shall meet on at least a quarterly basis with authority to convene additional meetings as circumstances require. Special meetings of the Audit Committee may be called by any member of the Audit Committee, any member of the Board, the Chief Financial Officer, or the Chief Executive Officer.

(b) At least once a year, the Audit Committee shall meet privately with the Company's outside and, if applicable, internal auditors, and no representative of the Company's management shall attend such meetings other than, at the request of the Committee, legal counsel.

8. Access to Legal Counsel and Advisors; Funding. The Audit Committee shall have full and free access to the Company's outside legal counsel, and has the authority to engage its own independent legal counsel and other advisors in its discretion. The Company must provide appropriate funding, as determined by the Audit Committee, for payment of (i) compensation to any such legal counsel or advisors engaged by the Audit Committee pursuant to the preceding sentence, (ii) the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out the Audit Committee's duties, and (iii) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

9. Meeting Procedures.

(a) The Audit Committee is governed by the same rules regarding meetings (including meetings by telephone conference), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board and is authorized to adopt its own rules of procedure not inconsistent with any provision of this Charter, any provision of the Company's Bylaws, or the laws of the state of Florida.

(b) Written minutes shall be maintained for each meeting of the Audit Committee.

10. Limitation of Audit Committee Duties. The Audit Committee is not an investigative committee of the Board and shall have no investigative duties unless expressly assigned to the Audit Committee by the Board or pursuant to the Company's Code of Business Conduct and Ethics. The Audit Committee shall exercise its business judgment in performing its duties under this Charter, including the duties outlined in Paragraph 3, and may emphasize and prioritize those duties and responsibilities set forth above that the Committee, in its discretion and judgment, believes are the most important, given the particular circumstances. It is not the duty of the Audit Committee to undertake the audit of the Company itself, to plan the audit, or to undertake any of the responsibilities of the Company's internal or outside auditors. The Audit Committee is not required to follow the procedures required of auditors in performing reviews of interim financial statements or audited financial statements. In performing its functions, the Audit Committee may rely upon information provided to it by management, by the Company's internal and outside auditors, or by legal counsel. This Charter imposes no duties on the Audit Committee or its members that are greater than those duties imposed by law upon a director of a Florida corporation. If any claim is asserted against the Audit Committee, any of its members, or the Company by a shareholder or any other person, nothing in this Charter shall be construed to limit or restrict any defense or indemnification available to the Audit Committee, any of its members, or the Company.

* * * * * * *

Adopted by the Board of Directors of MiMedx Group, Inc. on April 8, 2008.
Amended last on December 12, 2017.

EXHIBIT C

Fabricated Email Correspondence

[See attached.]

Parker Petit
October 29, 2017
Page 3

-------- Original Message --------
Subject: HELP us please at mimedx
Local Time: October 10, 2017 2:50 PM
UTC Time: October 10, 2017 2:50 PM
To: sjp@pbl-law.com <sjp@pbl-law.com>, jsw@pgl-law.com <jsw@pgl-law.com>, lh@pbl-law.com <lh@pbl-law.com>, aduffie@scottswagnerlaw.com<aduffie@scottswagnerlaw.com>, info@nutechmedical.com <info@nutechmedical.com>, jml@jlclasslaw.com <jml@jlclasslaw.com>, brian@goldberglawpc.com<brian@goldberglawpc.com>, michael@goldberglawpc.com<michael@goldberglawpc.com>, LKandinov@robbinsarroyo.com<LKandinov@robbinsarroyo.com>, dlbrown@sheppardmullin.com<dlbrown@sheppardmullin.com>, jwargo@wargofrench.com<jwargo@wargofrench.com>, dpernini@wargofrench.com<dpernini@wargofrench.com>, tmonahan@sheppardmullin.com<tmonahan@sheppardmullin.com>, investigations@bespc.com<investigations@bespc.com>, bradley@blockesq.com<bradley@blockesq.com>, editorial@thecapitolforum.com<editorial@thecapitolforum.com>, alowe@organo.com<alowe@organo.com>, john.carreyrou@wsj.com<john.carreyrou@wsj.com>, megan.twohey@nytimes.com<megan.twohey@nytimes.com>, julie.tracy@wright.com<julie.tracy@wright.com>

Dear Attorneys, Journalists & Mr Petit, Sirs

I appeal to everyone, anyone that can help us. I am an employee at MM (Mimedx) currently and I have been for some years. I cannot afford to be without an income and honestly fear raising these issues internally so reported them to regulators for fear I may end up prosecuted personally. I do not know where to start so apologize if it is erratic. There is enough information in this email to know I am still employed I include part of an email at the bottom so you will know its internal. We need help.

A southern raised person with southern values, I believe in the truth, people are really damaging our company by their wrong values and that includes Mr Petit. MM had no intention in cooperating with the SEC subpoena they mentioned, most of us saw evidence being deleted/changed, I was personally asked if I had deleted certain information verbally. IT are known for deleting evidence off servers. I printed it out instead and took backups. I am not going to be threatened and not have evidence to protect me. Others have placed information with their attorneys.

Many of us have had enough. So some of us are now speaking out, justice department, anywhere giving evidence including emails. You will receive emails from other people all with corroborating evidence, but Mr Petit and his loyal seniors have gone too far. His law suits against some of our former coworkers is just the start. I have firsthand evidence he knows of the issues and the lengths he has instructed people to avoid credits that would have destroyed most quarter sales and todays announcement is the final straw. The large orders to distributors was the reason. Mr Petit was fully aware of the federal VA shelf stuffing in 2014 15 and 16. By fully, he had dialogue with a number of us and also tasked Lou Roselli and others with avoiding a massive credit to avkare that would have destroyed the company report figures (I have the exact emails).

Mr Petit Sir, I urge you to stop these damaging actions against those that speak out internally. Its entirely consistent with your win at all costs format. Mr Petit Sir, I have emails I know you are aware of that show what is going on, you are included in some. Please stop lying. I would prefer it if you left, because maybe our jobs can be saved. I urge you to resign and ask for an audit, anything. The emails alone from the VA will show you are lying and you know of these emails personally and the problems with inventory at the VA and DOD facilities.

Mr Petit knows the events about the revenue and the conduct of MM individuals is true including the distributors with obscene orders at the end of the quarters. I personally heard Mr Petit state he would destroy them and their families when speaking about employees. I and a few are now speaking out. I don't want promotion, I don't want a pay rise just not to live in fear and earn a living. When the subpoena arrived, not many in the company were aware until it was made public. However the company started changing a few things. Lexi was aware of this and had instructed other attorneys in

Parker Petit
October 29, 2017
Page 4

the full knowledge MM are in trouble including suing the capitol forum. Senior management were certain the stock price would go up after issuing the legal claims against short sellers. Their only concern was the stock price.

I reported my concerns to the regulator some time ago and do know they are investigating. I have protected status and do not wish to identify myself internally. It is guaranteed I will be fired. My naivety is I thought after the information myself and others filed with the regulators with telephone calls and emails they would arrest people. They have the evidence including VA emails about consignment stock and concerns about not ordering stock. That is not how it is done I've come to learn. I hoped the regulators who others and I reported things to would remove those ruining the company. There's also an attempted cleanup operation going on but most people I know have printed out their emails.

The company know the issues, Mr Roselli sent emails between June 2015 & Dec 2016 evidencing concerns and shelf stuffing well before my former colleagues were fired. Well before MM tried to ruin my coworker credentials. Lou I can prove stated. We were in a bad position, having to do consignment inventory checks. These emails included content about avkare noticing our federal inventory was way off. Avkare CEO involved that means our CEO is involved. If we cannot reconcile our federal inventory we cannot afford a credit. Many people read these emails, some still have hard copy including ex coworkers. Mr Petit is fully aware of the issues he had discussions with Avkare at the time.

Please check the VA's 100's of 7x7 shipped 2013 2014 2015 2016. Seattle and had stock on their shelves as well. The rep that worked that area was directed to. Yes they had serious concerns about certain VA. I was sent evidence that I have passed on to regulators that had massive inventory problems and physican clinics were complaining.

I can vouch for a number of accounts having inventory on shelves of VA some that did not even use MM product. Drs were getting angry about us sending them stock / invoices, there's a number of complaints I provided the names of the Drs to the regulators. Worse I can show inventory being on shelves still from 2013 14 15 16. Mr Petit knows about this, in one quarter alone there was $3M was shelving product to recognize sales when there was no sale. I can show other quarters with $2m+. I was not aware it was a false way, it was just keeping product on shelves. Since 2015 I know its false.

The dates of these VA emails confirm what people have alleged about the sales practices, I personally have some and gave them to the regulators. I do not know what or how to define sales revenue but I do know working here the descriptions fit. I know there were many problems because of the sales practices towards the VA and Dept of Defense facilities. The VA sales are down as a result. In fact, how are we currently making sales. Internally we're even confused its like orders are bypassing reps. Yes MM sales reps can't work out why there is a need to bang our end of quarter shelf stacking if we're so successful. Todays result was identical. If you do not have the emails please request them from the VA about consignment stock Mr Petit is threatening people that ask about them, his lawsuit against capitol forum was the start. He knows of the MM conduct at the VA he also has discussions with Mr Jerry Morrison directly about orders. People are being investigated because of MM rep conduct ordered by senior management. Those that know Bio healing will be wise to learn a new scheme was developed at MM that involves distributors. These distributors have no financial significance and serve one purpose all related in part to shelf stuffing and people earning extra off the sale.

At one stage they thought it was an internal employee telling short sellers. We want the company to at least survive not be ruined by them but sadly its mostly true what has been said. The shelf stuffing is real and distributor dr arrangements

As an employee and most employees knew avkare never had a rep in the VA. MM reps used Salesforce dot com to order any/all inventory for the VA's. VA volumes slowed significantly when consignment stock became an issue a big issue this presented new problems so llcs were formed by trusted staff Dr's got commission on the sales. This is when we heard about the shelf stuffing problems. It had been going on to my knowledge since 2012/13. Directions given to us by senior people. I have text messages to this as well. avkare never approved shipments it was all internal to

Parker Petit
October 29, 2017
Page 5

MM even the VA will confirm this. All MM current employees know the truth here. I would ask for all emails that include the term VA but a lot have been deleted on the MM side. If you don't get on board with it it's a problem as an employee. Some employees were basically told Pete wouldn't look favorably on it. Others have been promoted or put in trusted positions with distributors that are questionable and cannot do the revenue of the stock they are ordering.

Once a consignment tissue was used, the MM rep instructed the doctor how to enter the consult so the tissue would be paid for anf keep records. This created a problem with tracking as sometimes stock would be sold twice, as it would have been consigned returned and then resold but this is where the commission issues had a problem. Some stock others sold had no commission paid because the revenue had already been recognized. The distributors now smooth this out; Mr Morrison. MM need the distributors in order to classify our sales or the quarters would not only be erratic but results would be down. Someone in the office mentioned the Mid-South case, this is not the only event where MM take the business away from a distributor. If they business is good, we'll be told to try and bypass the distributor. Makes sense as we don't have to make a commission payment. However there's some distributors we cannot do without including high selling Drs that get money back off sales to their center, the credit terms are so favorable, in some instances they order very little until the end of the quarter, a select few deal with these distributors. We don't deal with these a/cs they are privileged.

As most MM employees know well, Mr Petit does what he wants and threatens what he wants till he gets his way. I write this letter openly to all lawyers and companies involved so not to be bias or prejudice. I am simply fearful others will get hurt in the process and some staff have been threatened already.

For the record, I know people that have lost value on the stock, I won't say whether I own stock because I may be identified. My purpose is not to support or endorse the short news but sadly the facts are true, it does not mean I agree with short selling. I do not however agree with the bullying practices of MM where decent people have had their lives impacted by Mr Petit's legal threats and campaigns. I still see some former staff who haven't been sued but have been threatened if they speak out. Some of these staff know about the relabeling of product to incentivize physicians from distributors. Some still live in fear, employed or not.

What I do know is the company knows the allegations made internally and publicly are mostly correct, internal employees from at least July 2012 onwards can prove emphatically what has been alleged. I have these for my own safety. Those of us that work here at MM know its true many won't ever speak out because of Mr Petit's aggression. Whether illicit practices continue or not is I suspect down the regulators as Mr Petit and the board will never change. I live in hope those responsible for the sales practices leave.

People stopped putting in the letters of concern (Dear Pete) when they became a trend of report a problem get fired, even friends of mine. I and a few others have kept their mouths shut and do as we are told. If you have tried living in fear it's awful, being middle aged and with commitments its awful. Going to a place of work where if you spoke your mind you would be intimidated, this should not be happening.

Management have set about to financially ruin people and destroy their careers. What I will say is, there is a direct link between those that file complaints and those that have left MM everyone still there knows it. We have stopped questioning things. By trend, I know the employees were thought of well with no issues before a complaint or raising a concern, but after that's a difference story. Some who left got paid off because they left quietly. I am sure an investigation of payments will prove that. I have avoided contacting those in the law suits with MM because I don't be considered a threat and intimidated myself. I do feel for them though and have included their attorneys in this email as we are prohibited from supporting their case despite knowing it's true. Yes the former employees litigation claims are true and many know it, but sadly if any of us give evidence we'll be 'destroyed' to use Mr Petit's words.

Parker Petit
October 29, 2017
Page 6

Anyone who works in the industry knows it's very competitive but what is going on is very bad. I had hoped the regulators would remove those doing the bad things and this company can just start doing what it does best. This has not come. I have asked an IT firm to back up my records and phone messages in case I was fired dismissed or threatened. I have not the resources for the legal threats that MM make against people. So appeal to those that know good from bad to take up our cause before the company is ruined by a few individuals.

What I can validate is a lot of the items raised in the reports are verifiable with the VA and various Dept.Def facilities and podiatrists. In some cases physicians have been disciplined for how blatantly they've ordered or been bias towards MM. In discussions with another MM employee at the Eisenhower facility there was a major problem there Dr Martin. There's more as well but they are mainly VA related. Mr Petit would be a dishonest if he said he didn't know of the shelf stuffing in the VA's. Please ask the VA don't ask him.

There's an elite few that have arranged systems to bypass the laws that prevent payments and that includes sending more product than ordered and relabeling product/invoices to enable the physician to make money. The reports did not mention the 30X30 sent as 10X10 this I have direct evidence of. I know of reps with other companies that struggle because the practitioners are incentivized so significantly using MM product. MM don't disclose payments to Dr's on the web site https://openpaymentsdata.cms.gov/ apparently because of a loophole or small fine, all our other competitors report it. The distributors don't report it either that is now the focus of the incentive.

I must make you aware that I have not been involved in the reports that have appeared on the internet nor do I want to be. I have not reached out to those involved nor do I want to. A lot of us just want to work and get paid, we don't want the worries and side issues.

MM runs a fear operation I have witnessed people raise concerns and be fired. I have witnessed cover ups where the sales seem odd. I am not an accountant but I do know how the product is consigned was definitely contrary to the customers. They then adapted to distributors with conflicting interests with the physicians/practitioners. I have copies of text messages instructing me to coordinating a sales pursuit at least over the end of the last 3 quarters. I was specifically told it would be ironed out we just had to hit the quarter. I personally have been instructed to do the same and this involved the XL products (high value) most of the VA/anyone don't use. I know of around 300 XL fake orders I can prove that Mr Petit and his senior's know about.

There are a number of llcc some of which have been identified in these reports, but there are many others. These incentivize the physicians to buy/order MM stock. Mr Petit is fully aware of all this and the aggression he shows to anyone that speaks out is to create fear. Former coworkers actually know they have been followed. If people are investigating MM people are then threatened.

The information is all publicly identifiable. When I read the Aurelius and Vicroy Reports they are sadly accurate. They miss lots of things that I can personally testify to some of these alleged former employees being in the office and training new staff in how things are done. One specific person is Jerrold Morrison (Jerry). The relationship with MM is odd and why is he involved in training? He's meant to have left us? Jerry is key to MM and involved in the bad practice.

I have no doubt that Mr Petit will consider this fiction. When I first came to MM, I had great respect for him, this has been eroded by senior conduct over the years. Sadly I have to stay until I can get out of the industry or another job, many are looking for other jobs, they/we hate it. Do as you are told or pay for it.

Rather than just make this about hindsight, I should make people aware of the following. I have purposefully not included short sellers in this email as its not about the stock, it's the despicable conduct and aggression of certain individuals, including Mr Petit. Attorneys would be prudent to check the investigation that occurred in December/January 2017 and the cover up that continued after the lawsuits. There was no investigation only a cover up, but most staff know the VAand hospitals kept

Parker Petit
October 29, 2017
Page 7

records.

The reports miss significant items including MM employees knowingly breaching other company rules offering commission to competing sales reps if they sell MM product. They get paid a higher commission. This involves reps at Wright Medical I have purposefully included them in this email as if it was the other way round, they would be swamped with law suits cease desist and various public hangings. I am sure a deposition about Mr Frank Braly and others including some wives who have set up companies to bypass the laws prohibiting payments. One of the reports identified some companies there are a lot more including by one of the Donovon Schmit currently employed.

There is a cover up underway in MM to this day. Even down to the inventory on shelves and winding down some llc

As to evidence the significance of the conduct, investigators would be wise to look into specific employees. These employees and there are many advise practitioners how to code the injectable (EPifix) to make money. Without willing to name others, Mr Braly is one of these and last time I heard, Thornton and/or his wife was looking into creating llcs. Up until recently it's been rather public, now it's almost like there is a secret organization operation within MM. People are told very little. I know that some doctors are avoiding MM for fear they get caught for what they have done. We've missed numbers but this won't be disclosed either. I know of an investigations relating to two Drs that were incentivized to buy MM product, 100s of thousands of dollars worth a month qtr. Mr Petit is also aware of this, there was some gossip that he paid one physicians legal bills but don't know how true this is, so please don't be distracted by this issue.

Frank has set up with Mr Petit's awareness PODS MSOs and the doctors to receive payments via this to do injections. How I am unsure I'm not an accountant, companies that have not been identified in the reports are amniotic solutions or similar spellings. The invoices will show the direct association. There were MM records up to recently of receipts and payments and orders to the companies Mr Petit denies are involved.

When Frank arrived it was clear his job was to take nutech business, in fact it was bragging initially. He did just that, the accounts he converted we all expected nutech to sue or do something. I will also send this email to Organogenesis as I hope they will be able to stop Mr Petit from carrying on this campaign. They will be able to match loss of sales.

Other people that have not been mentioned in the reports include Sam Ball and Richard Palmer, one of my associates has all the information. There's a few that seem to be favorites, Sam and Rick are two. You could argue its jealousy, but its not, I just want to make a living that is without fear. Sam has a company called PELOTAS VI INC also sells competitor product and management are aware. Alsoregistered with his wife as well. If they weren't I wouldn't be.

My concern is, that I may not have a job anyway by the time those at MM are held responsible. If the bad apples in MM can be stopped I hope something is salvageable for the company, that's the consensus of most of us.

To show I am an employee I include an email section we all as employees received in Sept.

Subject: Short Selling Activities Affecting Our Stock

I am sure many of you are wondering why our stock price decreased so dramatically over the last few weeks. I would like to provide some insights to help all of you understand what happened and why it happened. MiMedx was the subject of a coordinated short sell attack by a number of entities. I believe a news release from an organization in Washington, D.C. by the name of The Capitol Forum was a major part of this event. This is the second news release they have made regarding MiMedx in the last few weeks, and both releases contained negative innuendos and non-factual information about the company. Despite the Company providing them with factual information that discredited their negative data, they still published the reports with their false and misleading narratives. In addition, we believe

Parker Petit
October 29, 2017
Page 8

two other organizations, Viceroy Research and Aurelius Value, have now contributed to this short sell attack.

Yours desperately one of many good guys that need the help of a few. It will no doubt cost me and others their day and jobs. I hope someone comes to our assistance before its too late. Please help us before all evidence is deleted and more people threatened.

EXHIBIT D

SEC Cohodes Letter

[See attached.]

MiMedx

January 3, 2018

Mr. Jay Clayton
Commissioner
Securities and Exchanges Commission
100 F Street NE,
Washington, DC 20459

Dear Mr. Clayton,

At the recommendation of Mr. Rick Dearborn and Mr. Andrew Olmem of the President's office of his Chief of Staff, I am writing to highlight a number of significant issues that have developed around the illegal short selling of MiMedx Group (NASDAQ: MDXG) as well as numerous other companies by a group of hedge funds and individuals that are led by Marc Cohodes. After reviewing with the President's staff the facts that we have developed, the recommendation was that I contact you directly with a request for a meeting between our staffs to discuss these issues in more detail.

First, allow me to present some background. I happen to be a 78 year old serial healthcare entrepreneur who started my first company in 1970. That Company, Healthdyne, went public in 1981. It was split into several different public companies, and they were all eventually sold to larger organizations in very attractive transactions for our shareholders. The current company, where I am functioning as Chairman and CEO, was founded by a friend of mine. I stepped in to MiMedx in February of 2009 after the last of the Healthdyne companies were sold the prior year. Obviously, I flunked retirement!

MiMedx is an exceptional company because of its technology and the ability we have to bring very experienced managers and executives from my previous companies in Atlanta to a growth opportunity. *Fortune Magazine* just named MiMedx as the 5th fastest growing public Company in America. My business and philanthropic track record is a matter of public record. Details can be found at www.petepetit.com. I have always run my organizations with honesty and integrity as a cornerstone.

MiMedx, as well as others, have put a substantial amount of work into highlighting the concerns we have about "Illegal Short Selling Being Out of Control". There is no point in trying to make all those points in this letter. However, we are going to provide that information to you in the attached notebook under Appendix "A". This document outlines a broader set of concerns and some broader potential solutions to the problem. Incidentally, we are well aware of "Pushback" that will come from hedge funds relative to added costs. However, the rest of the industry has absorbed these costs over the decades, and in order to even out the playing field and provide fairness to all shareholders, it is our opinion that timely actions must be taken.

Over my 36 years of managing public companies, I have had numerous encounters with short sellers. My last company, Matria Healthcare, had a "wolf pack" of short sellers initiate an attack in 2007. Fortunately, one of the managers at one of the constituent hedge funds got so disgusted with the dishonesty and corruption he was seeing, that he called me directly to explain what was transpiring. That was extremely helpful in allowing us to find the "publication shill" that this group was using. This was a Company called "Off Wall Street" that was publishing false information and absolute lies about Matria Healthcare. My friend faxed copies of the "Off Wall Street" reports to me. That allowed me to develop a legal approach and call the principal of "Off Wall Street" and demand he stop these publications. He officially did that

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the next day when he realized that there was a major lawsuit coming if he did not. Several months later, Matria was sold to Inverness Medical for approximately $1 billion, plus the assumption of another $200 million of debt. This was a very successful transaction for our shareholders.

Now, relative to MiMedx Group, we have had issues develop on a different basis. As the Company began to grow rapidly in 2012, we encountered two Deerfield Management partners, namely Ted Huber and Rob Olan. They would attend most financial meetings where we presented. They always had a "short sell thesis" by stating that it was too unusual for a company to perform as well as we were doing and our clinical studies were weak. Of course, both of these concepts were incorrect.

These two Deerfield partners are now under investigation by the SEC because they extracted in 2013 inside information from a federal CMS employee relative to reimbursement changes that were forthcoming in the dialysis and cancer fields. Their employer, Deerfield Management, just entered into a settlement of $4.5 million with the Commission due to its lack of oversight of these two individuals. Around the same time that Huber and Olan were obtaining inside information on dialysis and cancer drug companies, MiMedx's product category was also undergoing a similar reimbursement review by CMS. We saw the number of shares short in MiMedx stock increase dramatically about three weeks prior to the public announcement of the CMS decision that affected our reimbursements. It is our suspicion that these two Deerfield Partners were using similar inside information to short our stock and passing it around to others.

Our General Counsel, Lexi Haden, and our outside counsel, Marlon Paz, brought this information to your staff on August 9, 2017 which was before the Deerfield-SEC settlement. They presented our Deerfield information and trading data at the request of your staff. Apparently, your staff was in the final process of determining its actions against Deerfield. We have heard nothing from your staff since that meeting.

MiMedx has performed exceptionally well having met or exceeded our revenue estimates given to our shareholders for the last 26 out of 27 quarters. Our stock increased from about $8.00 per share in January of 2017 to an all-time high of $17.47 a share in August of 2017. It is my opinion that Deerfield and/or a few other hedge funds had reached the point that their losses from short selling MiMedx were so substantial that they started reaching out to others to help promote their "short thesis" on our stock and drive our share price down. This included a number of entities and individuals, some of which we have civilly sued. Marc Cohodes was brought into this "wolf pack" to assist with their efforts during the late summer.

Mr. Cohodes should be known to your agency from his activities in Canada. His efforts in regards to MiMedx seem to be focused on a "Short and Distort" campaign. His activities are laced with fraudulent, false and misleading information coupled with the wolf pack entering the market in concert with what we believe are illegal market manipulations of our stock. We have watched this campaign develop since last summer.

Cohodes started targeting Canadian companies with a "Short and Distort" campaign over two years ago. Cohodes is now moving his focus to U.S. companies. This "Short and Distort" activity is so blatantly obvious relative to what is transpiring that I am going to respectfully request you to have your staff thoroughly review the issues with MiMedx and take some quick and decisive actions.

Now, for full disclosure, I will mention that I believe our situation is being manipulated partially by Mr. Cohodes through some of our ex-employees whom we terminated for cause in December of 2016. We

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found a small group of individuals under the leadership of one sales manager who had set up their own corporate entities and were selling other products and competitive products while still being employed full time by our Company. Two of them hired an aggressive attorney in Minneapolis who tried to extort a huge amount of money from the Company to settle numerous new and contrived allegations of corporate malfeasance which were not factual. The attorney did not appear to be aware of the breaches of contract and duty of loyalty his clients had committed when we filed our lawsuits. This attorney went public with the allegations from two of our terminated sales employees.

We believe that as a result of those allegations, the SEC opened an investigation. We are cooperating fully with the investigation, and we look forward to having our testimony in front of those SEC staff members. We have nothing to fear from this investigation. However, having employees who are dishonest and disgruntled who found their way to these short sellers has been especially frustrating because of their propensity for misrepresenting facts and frankly, lying. However, that is just a special situation with MiMedx. What Cohodes and his associates do is illegal regardless of where they are getting their misinformation.

MiMedx has become the "Poster Child" for Cohodes' recent activities here in the U.S. All of these illegal "Short and Distort" activities are taking place every week. It is so evident how they plan their catalytic publication and their follow-up market entry and manipulation on days when they know we will be releasing positive news and results. We have many of those situations well documented with the trading activities on those days also documented. These documents are in the attached notebook in Appendix B. Also, see Appendix C for further discussion on this topic.

Collaborating with the intent to manipulate, impersonating corporate executives and front running[1] are all illegal activities "fraudsters" use to manipulate a stock's price during a "short and distort" campaign. Despite the Commission's numerous Educational Bulletins on how social media and the Internet, in general, can be used to manipulate investor sentiment and stock prices, these illegal activities are

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[1] While illegal front running is a concept that applies to registered broker dealers, we use the term here to refer more generally to any individual knowingly trading on the basis of information in a report or article in advance of it becoming public.

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increasing at an alarming rate given the growing acceptance of social media as a "reliable" source of information and its increasing "influence" on decision making.

The SEC has rules and oversight in place that govern and police Regulated Individuals and Broker Dealers use of social media, Equity Analyst conduct, the content of research reports and trading ahead of the release of research reports. However, social media and the internet provides influential "individual investors" and "research organizations" not regulated by FINRA, a powerful and almost unregulated platform from which to conduct their business.

Hiding behind the First Amendment, IP addresses, computers and pseudonyms, some of these "individual investors and funds" and "research organizations" are banding together to form "wolf packs of fraudsters" to manipulate the price of stocks they have a direct or indirect financial interest in. These "wolf packs" have become increasingly reliant on social media as the platform of choice from which they conduct their fraud. It not only provides the ability to influence public opinion and investment, but can also be used as a signal to initiate and control wolf pack daily trading attacks.

Before the advent of social media and program trading, the success of a "pump and dump" or "short and distort" campaign relied heavily on individual and professional investors buying or selling the stock as well as organized and coordinated illegal trading activity. Today, all that these fraudsters need to move a stock is for individuals to re-tweet their tweets or "like" their posts. This manipulates sentiment which computers are programmed to monitor and trade on. Modern use of social media is causing and implicating honest individuals to unknowingly become participants in the fraud that is hurting their financial wellbeing.

Unfortunately, in the time it will take for appropriate controls to be put in place, many good companies may be damaged by these "wolf packs" and their fraud. Therefore, we request that the Commission quickly bring an emergency action or, at the very least, make a public statement to put these fraudsters and the public on notice that it is investigating or intends to investigate the use of social media as a fraudulent tool that enables market manipulation.

We certainly understand the value of legal short selling. However, I have witnessed the transition over the years to a situation today that is driven by social media rather than real research and reliance on fundamentals. We are also aware of several publications issued by the Commission warning shareholders of the detrimental effects of "Internet and Social Media Fraud" via its investor.gov webpage. However, it is our opinion and those of numerous others that the only way this process will begin to correct itself is for the Commission to take a strong and publically visible action against some of these conspirators who are perpetuating these daily illegal acts.

I apologize for the lengthy history and issues that I have had to delineate. However, we have backup information in terms of trading activity, social media and related tweets, publications from free speech "shills" and other backup data that would help expedite the review process by your staff. Some of these are contained in the Appendices in the note book.

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See Appendix E for further discussion on this subject.

Also, MiMedx has petitioned the SEC on November 1st to promulgate rulemaking pursuant to its authority under Sections 10 and 13(f) of the Exchange Act to set up a pilot program to require the periodic public disclosure of short-sale positions in securities of biotech and life science companies by investment advisers. In MiMedx's view, the appropriate disclosure of short positions would:

- Require the regular reporting by investment advisers of the name of biopharmaceutical company and the title, class, CUSIP number, aggregate amount of the number of short sales of each NMS Security,[2] and any additional information determined by the Commission;
- Require public disclosure of the reported information, including the investment adviser's identity and the short-sale transaction and position information for each NMS security of a biopharmaceutical company, on no more than a two-week delayed basis.
- Address the disparity between long-position and short-position reporting requirements included in 13F filings. Filing should include equities as well as derivatives.

As I think you are well aware, it is the small shareholders of companies like MiMedx who are damaged the most by these fraudulent and illegal activities. I try to answer all those phone calls from our small investors, and they are very frustrated and confused by the market. This is what drives them away from buying stocks and mutual funds and into ETFs and Indices. That in itself is causing our capital markets liquidity issues.

We would like to ask the Commission to consider the following:

1. The SEC places a priority review on our Form TCR Submission.

2. Hold influential individuals currently using social media and the internet, in general, in an unregulated manner to the same standards as registered broker dealers and regulated analysts.

   The SEC and FINRA have had rules of conduct in place for years governing analysts and advisor conduct on the internet and social media.

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[2] Rule 600(b)(46) of Regulation NMS defines an "NMS security" as "any security or class of securities for which transaction reports are collected, processed, and made available pursuant to an effective transaction reporting plan, or an effective national market system plan for reporting transactions in listed options." 17 CFR 242.600(b)(46).

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We applaud the SEC and FINRA for issuing regulations, code of conduct and disclosure requirements governing registered analysts and advisor conduct and for ensuring these remain current and relevant[3]. We request the SEC expand these same rules and codes of conduct to cover unregistered "individuals and groups of influence" using the internet and social media in a professional capacity.

3. We respectfully request the SEC investigate "influential individuals" for front running (trading with knowledge in a target company stock ahead of a report being released) reports, articles, and presentations released on financial blogs and social media platforms.

4. The SEC issue "alerts" on the dangers of illegal short sale manipulation:

   a. One way to do it is to have the SEC's Office of Investor Education and Advocacy issue an "Investor Alerts and Bulletins" focused on this topic (it can use a long line of cases as examples, including *Rhino Advisors, Inc. and Thomas Badian*, Lit. Rel. No. 18003 (Feb. 27, 2003), *Paul S. Berliner*, Exch. Act Release No. 34-57774, 93 SEC Docket 545 (May 5, 2008), or the recent *Deerfield* case.)

   b. Another way is for the Chairman the Director of the Division of Trading & Markets, or a Commissioner to make these points in a speeches.

   c. Also, the SEC staff could issue press releases on these subjects.

5. Ask that FINRA pay particular attention to short-sales in the bio-pharma industry and report back to the Chairman as to their findings.

6. Request more attention to enforcement initiatives combatting abusive short sale practices. The Market Abuse Unit and/or the Asset Management Unit of the SEC's Enforcement Division can prioritize these investigations.

7. Request that compliance with "short sale" regulation be selected as one of the 2018 examination priorities of the Office of Compliance Inspections and Examination (OCIE). Here are the priorities for 2017, which did not include short sale: https://www.sec.gov/about/offices/ocie/national-examination-program-priorities-2017.pdf

8. Request that the SEC act on the MiMedx petition for rulemaking previously filed.

9. Request that the SEC revisit the "Uptick Rule" with a view to making Rule 201 of Reg. SHO more effective.

I understand most of the major factors that have driven some of the Commission's regulatory decisions or lack of decisions. However, I and numerous others are at the point that we consider this illegal short selling activity as "out of control," and we must continue to campaign to see a regulatory and legal process

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[3] SEC New Form ADV issued on October 1, 2017.

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begin to stop these activities. Hopefully, then we may go on to develop some reasonable changes in our current regulations that will prevent this from disrupting and destroying our markets.

We offer MiMedx as a "Poster Child" of what this out of control activity can do to damage quality business enterprises in America and unnecessarily damage shareholders.

We sincerely appreciate your focus on these matters.

Sincerely yours,

"Pete" Petit

Parker H. "Pete" Petit
Chairman and CEO

PHP/pm

Cc: Rick Dearborn, Assistant to the President
Andrew Olmem, Special Assistant to the President

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EXHIBIT E

Company Response to Illegal Short Selling

MiMedx Responds to Bloomberg Article

NEWS PROVIDED BY

MiMedx Group, Inc. →

Feb 27, 2018, 11:05 ET

MARIETTA, Ga., Feb. 27, 2018 /PRNewswire/ -- MiMedx Group, Inc. (NASDAQ: MDXG), a leading developer and marketer of regenerative and therapeutic biologics, today stated that the Company is not aware of any investigation of MiMedx by the Department of Justice (DOJ). In fact, three years ago a competitor filed a qui tam suit against the Company, and the DOJ declined to intervene, resulting in a dismissal of the case.

As the Company announced last week, the Audit Committee of the Company's Board of Directors and its independent advisers are investigating certain sales and distribution activities, which it expects will be completed in as timely a manner as possible. The Company is confident this course of action is in the best long-term interests of the company and its shareholders.

In response to a specific allegation in a recent Bloomberg article that the Company has charged higher prices to federal accounts than commercial accounts, the Company denies that it has engaged in such practice. The other allegations that have been made by this illegal short selling cabal have been answered quite effectively on the MiMedx website under "Short Selling Commentary". Any news writer that has an interest in obtaining all the true facts could visit that portion of the Company's website.

Importantly, management believes the recent activity of and accusations by the short sellers should not affect the Company's operational performance and clinical research activities. MiMedx has built a strong asset base with established and expanding sales and marketing channels supported by an outstanding, mature, operational organization, and management remains confident in the Company's ability to deliver operational and clinical success in the months and years to come.

Fortune Magazine recognized MiMedx as fifth ranked company in the publication's 2017 list of the top 100 fastest growing public companies. In addition, MiMedx reaffirmed that, based on information available to date, the independent investigation by its Audit Committee and their legal and accounting advisors should not have a material impact on the Company's 2018 revenue guidance of $383 million to $387 million.

About MiMedx

MiMedx® is the leading biopharmaceutical company developing and marketing regenerative and therapeutic biologics utilizing human placental tissue allografts with patent-protected processes for multiple sectors of healthcare. "Innovations in Regenerative Medicine" is the framework behind the Company's mission to give physicians products and tissues to help the body heal itself. The Company processes the human placental tissue utilizing its proprietary PURION® Process methodology, among other processes, to produce safe and effective allografts by employing aseptic processing techniques in addition to terminal sterilization.

MiMedx has supplied over 1 million allografts to date for application in the Wound Care, Burn, Surgical, Orthopedic, Spine, Sports Medicine, Ophthalmic and Dental sectors of healthcare. For additional information, please visit www.mimedx.com.

Safe Harbor Statement

This press release includes forward-looking statements that may be identified by words such as "believe," "expect," "may," "plan," "potential," "will," "preliminary," and similar expressions, and are based on management's current beliefs and expectations. Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ from those set forth in the forward-looking statements. For more detailed information on the risks and uncertainties, please review the Risk Factors section of the Company's most recent annual report or quarterly report filed with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date of this press release and the Company assumes no obligation to update any forward-looking statement.

SOURCE MiMedx Group, Inc.

Related Links

http://www.mimedx.com